Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated September 13, 2018

Relating to Preliminary Prospectus Supplement dated September 13, 2018

Registration No. 333-209249

Final Pricing Term Sheet

September 13, 2018

Issuer:	Chimera Investment Corporation

Securities Offered:	7.75% Series C Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock

Shares Offered:	10,000,000 shares

Over-Allotment Option:	1,500,000 shares

Trade Date:	September 13, 2018

Settlement and Delivery Date:	September 20, 2018 (T + 5)

Public Offering Price:	$25.00 liquidation preference per share; $250,000,000 in aggregate liquidation preference (assuming the over-allotment option is not exercised)

Underwriting Discount:	$0.7875 per share; $7,875,000 total (assuming the over-allotment option is not exercised)

Net Proceeds to the Issuer, Before Expenses:	$24.2125 per share; $242,125,000 total (assuming the over-allotment option is not exercised)

Dividend Rate:	From and including the original issue date to, but excluding, September 30, 2025, at a fixed rate equal to 7.75% per annum of the $25.00 liquidation preference ($1.9375 per annum per share), and from and including September 30, 2025, at a floating rate equal to three-month LIBOR plus a spread of 4.743% per annum of the $25.00 per share liquidation preference.

Dividend Payment Date:	Quarterly cumulative dividends, in arrears, on March 30, June 30, September 30 and December 30 (provided that if any dividend payment date is not a business day, then the dividend which would otherwise have been payable on that dividend payment date may be paid on the next succeeding business day). The first dividend will be payable on or about December 30, 2018 (long first dividend period) in the amount of $0.53819 per share and will be paid to the persons who are the holders of record of the Series C Preferred Stock on the corresponding dividend record date fixed by the board of directors.

Dividend Record Date:	The date no fewer than ten days and no more than 35 days prior to the applicable dividend payment date, as shall be fixed by the board of directors

Liquidation Preference:	$25.00 per share

Optional Redemption Date:	September 30, 2025

Conversion Rights:	Share Cap: 2.661

Exchange Cap: Subject to certain adjustments, the Exchange Cap will not exceed 26,610,000 shares of the Issuer’s common stock (or equivalent Alternative Conversion Consideration, as applicable), subject to proportionate increase to the extent the underwriters’ over-allotment option to purchase additional shares of Series C Preferred Stock is exercised, not to exceed 30,601,500 shares of the Issuer’s common stock in total (or equivalent Alternative Conversion Consideration, as applicable).

If the Common Stock Price is less than $9.395 (which is 50% of the per share closing price of the Issuer’s common stock reported on the NYSE on September 12, 2018), subject to adjustment in certain circumstances, the holders of the Series C Preferred Stock will receive a maximum of 2.661 shares of the Issuer’s common stock per share of Series C Preferred Stock.

Proposed New York Stock Exchange Listing Symbol:	CIM PRC

CUSIP:	16934Q 505

ISIN:	US16934Q5053

Joint Book-Running Managers:	Morgan Stanley & Co. LLC

RBC Capital Markets, LLC

UBS Securities LLC

Wells Fargo Securities, LLC

Keefe, Bruyette & Woods, Inc.

Lead Manager	J.P. Morgan Securities LLC

Co-Managers	Credit Suisse Securities (USA) LLC

JMP Securities LLC

The issuer has filed a registration statement (including a base prospectus dated February 1, 2016) and a preliminary prospectus supplement, dated September 13, 2018 with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from Morgan Stanley & Co. LLC by calling toll-free (800) 584-6837 or by email at prospectus@morganstanley.com, RBC Capital Markets, LLC by calling (866) 375-6829 or by email to rbcnyfixedincomeprospectus@rbccm.com, UBS Securities LLC by calling toll-free (888) 827-7275, Wells Fargo Securities, LLC by calling toll-free (800) 645-3751 or by email to cmclientsupport@wellsfargo.com, or Keefe, Bruyette & Woods, Inc. by calling toll-free (800) 966-1559.